Exhibit H
Mississippi Power Company (70-         )

         Mississippi Power Company ("Mississippi"), 2992 West Beach, Gulfport, Mississippi 39501, a wholly-owned subsidiary of The Southern Company, a registered holding company, has filed an application-declaration under sections 6(a), 6(b), 7 and 12(d) of the Act and rules 23, 42, 44 and 53 thereunder.
         Mississippi proposes to issue and sell from time to time, prior to January 1, 2003, short-term and/or term-loan notes to lenders, commercial paper to or through dealers and/or issue non-negotiable promissory notes to public entities for their revenue anticipation notes in an aggregate principal amount at any one time outstanding of up to $350,000,000.
         Mississippi states that any proposed borrowings proposed herein may be, and any such borrowings in excess of its charter limits on short-term unsecured debt would be, secured by a subordinated lien on certain assets of Mississippi. In no circumstances will Mississippi have unsecured borrowings outstanding at any one time that exceed applicable charter limitations.
         Mississippi proposes to borrow from certain banks or other lending institutions. Such institutional borrowings will be evidenced by notes to be dated as of the date of such borrowings and to mature in not more than seven years after the date of issue, or by "grid" notes evidencing all outstanding borrowings from each lender to be dated as of the date of the initial borrowing and to mature not more than seven years after the date of issue. Mississippi proposes that any note evidencing such borrowings may not be prepayable, or that it may be prepaid with payment of a premium that is not in excess of the stated interest rate on the borrowing to be prepaid, which premium in the case of a note having a maturity of more than one year may thereafter decline to the date of the note's final maturity.
         Borrowings will be at the lender's prevailing rate offered to corporate borrowers of similar quality. Such rates will not exceed the prime rate or (i) LIBOR plus up to 3/4 of 1%, (ii) the lender's certificate of deposit rate plus up to 1%, or (iii) a rate not to exceed the prime rate to be established by bids obtained from the lenders prior to a proposed borrowing; provided, however, that with respect to borrowings with a maturity in excess of one year, the rate will not exceed the yield for a comparable maturity Treasury note plus 1%. Compensation for the credit facilities may be provided by fees of up to 1/2 of 1% per annum of the amount of the facility. Compensating balances may be used in lieu of fees to compensate certain of the lenders.
         Mississippi also may effect short-term borrowings hereunder in connection with the financing of certain pollution control facilities through the issuance by public entities of their revenue bond anticipation notes. Under an agreement with each such public entity, the entity would effectively loan to Mississippi the proceeds of the sale of such revenue bond anticipation notes, having a maturity of not more than one year after date of issue, and Mississippi may issue its non-negotiable promissory note therefor. Such note would provide for payments thereon to be made at times and in amounts which shall correspond to the payments with respect to the principal of, premium, if any, and interest, which shall not exceed the prime rate, on such revenue bond anticipation notes, whenever and in whatever manner the same shall become due, whether at stated maturity, upon redemption or declaration or otherwise.
         Mississippi also proposes issue and sell commercial paper to or through dealers from time to time prior to January 1, 2003. Such commercial paper will be in the form of promissory notes with varying maturities not to exceed nine months. The commercial paper notes will be issued in denominations of not less than $50,000 and will not by their terms be prepayable prior to maturity.
         Pursuant to prior Commission orders in File No. 70-7937 (HCAR No. 35-25507, dated March 31, 1992, HCAR No. 35-25932, dated November 30, 1993,
HCAR No. 35-25989, dated February 16, 1994 and HCAR No. 35-26348, dated August 2, 1995) Mississippi may effect short-term borrowings through April 1, 1996. Mississippi proposes that the authorization sought in this file would supersede and replace, with respect to Mississippi, authorizations in File No. 70-7937 effective immediately upon the date of the Commission's order herein.
         The proceeds from the proposed borrowings will be used by Mississippi for working capital purposes, including the financing in part of its construction program. None of the proceeds from any borrowing or from the sale of any of the notes authorized herein will be used by Mississippi, directly or indirectly, for the acquisition of any interest in an "exempt wholesale generator" or a "foreign utility company".